July 24, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Karl Hiller
Branch Chief
Office of Energy & Transportation

Re:	Alliance Resource Partners, L.P.
Form 10-K for the Year Ended December 31, 2022
Filed February 24, 2023
File No. 000-26823

Ladies and Gentlemen:

This letter sets forth the response of Alliance Resource Partners, L.P. (the “Partnership”) to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 19, 2023 (the “Comment Letter”) in connection with our July 14, 2023 response to the Staff’s letter dated July 5, 2023 with respect to the Form 10-K for the year ended December 31, 2022 filed by the Partnership on February 24, 2023 (the “Form 10-K”).

For your convenience, we have repeated the comment of the Staff exactly as given in the Comment Letter in bold and italics below and provided our response below each such comment.

Form 10-K for the Fiscal Year ended December 31, 2022

Exhibits and Financial Statement Schedules

Exhibit 96.5, page 190

We note your response to prior comment 1 proposing to address certain deficiencies in the Tunnel Ridge Mine Technical Report Summary when filing your next annual report, though also expressing the view that Figure 18-1 and Figure 18-2 are "consistent" with Item 1302(e)(12) and Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K, and that Figure 19-1 and Table 19-1 are "responsive" to Item 1302(e)(11) and Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

We see that you have nevertheless included tabulations with the capital and operating cost estimates among the revisions proposed though have not agreed to include tabulations with the annual cash flow forecasts based on your annual production schedule for the life of the project and therefore we partially reissue the comment. While we do not object to inclusion of the various graphical illustrations referenced in your response, we do not regard such illustrations alone, without tabulations of the corresponding numerical data, as providing an adequate level of detail or precision for the information that is required.

We continue to believe that you will need to obtain and file a Technical Report Summary that presents the annual cash flow forecasts and related line item details in a tabular format, similar to Table 19.1 in the July 2022 version of the report, in order to comply with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

.	Response: We acknowledge the Staff’s comment and have discussed it with RESPEC, our qualified engineering firm. In the modified Technical Report Summary for the Tunnel Ridge Mine to be filed as an exhibit to our Form 10-K for the year ended December 31, 2023, we will include the revisions proposed in our July 14, 2023 response in addition to the proposed revisions discussed below.

We acknowledge the Staff’s request to include the annual cash flow forecasts and related line item details in a tabular format and will change the title of Table 19-1 Sensitivity Analysis to Table 19-2 Sensitivity Analysis and replace Figure 19-1 Pre-Tax Cash-Flow Summary with the following table:

We respectfully request that the Staff accept our response.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins L.L.P., David Oelman at (713) 758-3708 or doelman@velaw.com.

Very truly yours,

Alliance Resource Partners, L.P.

By:	/s/ Cary P. Marshall
Cary P. Marshall
Sr. Vice President and Chief Financial Officer

Cc:	Eb Davis
Alliance Resource Partners, L.P.

David P. Oelman
Vinson & Elkins L.L.P.